EXHIBIT 12.2

United Dominion Realty, L.P.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three Months Ended March 31,
	2014	2013
Earnings:
Income/(loss) from continuing operations	$6,411	$6,869
Add from continuing operations:
Interest on indebtedness (1)	10,014	9,262
Portion of rents representative of the interest factor	431	422
Total earnings	$16,856	$16,553
Fixed charges from continuing operations:
Interest on indebtedness (1)	10,014	9,262
Interest capitalized	1,024	1,259
Portion of rents representative of the interest factor	431	422
Fixed charges	$11,469	$10,943

Ratio of earnings to fixed charges	1.47	1.51

(1)
Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs, realized losses related to hedging activities and amortization of premiums and discounts related to indebtedness.